FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For May 2007

CHAI-NA-TA CORP.
Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4

Attachments:

1.   **News Release dated May 7, 2007 – Chai-Na-Ta Corp. Reports 2007 First Quarter Results**
2.   **Interim Consolidated Financial Statements Three Months Ended March 31, 2007**
3.   **Management's Discussion and Analysis**
4.   **Certification of Interim Filings – CEO**
5.   **Certification of Interim Filings – CFO**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]   Form 40-F – [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [ ] No – [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED "WILMAN WONG"

Date: May 7, 2007

Wilman Wong
Chief Executive Officer



Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: "CCCFF"

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2007 First Quarter Results

RICHMOND, BRITISH COLUMBIA – May 7, 2007 – Chai-Na-Ta Corp. (OTCBB: "CCCFF"), the world's largest supplier of North American ginseng, today announced a first quarter 2007 net loss of $0.4 million, or $0.01 per basic share, compared to a net loss of $0.2 million, or $0.01 per basic share, in the same period last year.

Revenue rose to $3.8 million in the 2007 first quarter from $1.3 million in the prior year period. Gross profit margin was 2% of sales revenue in the 2007 first quarter compared to 6% in the same period last year.

"About 45% of our 2006 harvest root was sold by March 31, 2007 with most of the remaining root committed to customers," said Derek Zen, Chairman of the Company, "Chai-Na-Ta's average selling price increased to $10.43 per pound in the first quarter of 2007 from about $4.40 per pound in the first quarter of 2006.

"While 2007 will remain challenging, ginseng prices have stabilized and we are on track with our efforts to reduce operating and overhead costs," added Mr. Zen, "Selling, general and administrative expenses fell to $284,000 in the first quarter of 2007, a decrease of 15.9% from the same period last year."

The working capital position as at March 31, 2007 was a surplus of $7.4 million compared to a surplus of $7.5 million at December 31, 2006.

The Company also announces that Mr. Peter Leung, Chief Executive Officer of the Company is stepping down effective May 4, 2007. Mr. Leung will continue to serve as a director on the Board.

The Board of the Company has appointed Mr. Wilman Wong to the position of Chief Executive Officer and Mr. Terry Luck as Chief Financial Officer replacing Mr. Wilman Wong. Both of these changes are effective on May 4, 2007.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three months ended March 31, 2007

(Unaudited - Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2007.

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)

In thousands of Canadian dollars	March 31 2007	December 31 2006
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	257	484
Accounts receivable and other assets	43	218
Inventory	4,991	8,628
Ginseng crops	5,472	5,214
Prepaid expenses	41	51
	10,804	14,595
Ginseng crops	10,153	9,305
Assets held for sale (Note 4)	894	-
Property, plant and equipment	4,655	5,793
	26,506	29,693
LIABILITIES		
Current liabilities		
Bank indebtedness (Note 5)	850	4,310
Accounts payable and accrued liabilities	1,031	1,066
Customer deposits	2,171	1,393
Current portion of long-term debt (Note 6)	294	299
	4,346	7,068
Long-term debt (Note 6)	8,233	8,366
	12,579	15,434
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	38,246	38,246
Contributed surplus	338	338
Cumulative translation adjustments	620	591
Deficit	(25,277)	(24,916)
	13,927	14,259
	26,506	29,693

Going concern (Note 1)

Commitments, contingencies an guarantees (Note 9)

On behalf of the Board:

"Derek Zen"   **"Wilman Wong"**

Derek Zen   Wilman Wong
Chairman   Director

CHAI-NA-TA CORP.

Consolidated Statements of Operations
(Unaudited)

in thousands of	Three months ended	
	March 31	March 31
Canadian dollars (except share and per share amounts)	**2007**	2006
	$	$
Revenue	**3,759**	1,278
Cost of goods sold	**3,668**	1,200
	91	78
Selling, general and administrative expenses	**284**	338
Interest on short-term debt	**19**	103
Interest on long-term debt	**168**	37
	471	478
Operating loss	**(380)**	(400)
Other income (loss)	**19**	(5)
Loss before taxes	**(361)**	(405)
Recovery of income taxes	**-**	(193)
LOSS FOR THE PERIOD	**(361)**	(212)
Basic and diluted loss per share (Note 3) $	**(0.01)** $	(0.01)
Weighted average number of shares used to calculate basic and diluted loss per share - restated (Note 3)	**34,698,157**	34,698,157

CHAI-NA-TA CORP.

Consolidated Statements of Deficit
(Unaudited)

in thousands of	Three months ended	
	March 31	March 31
Canadian dollars	**2007**	2006
	$	$
Balance, beginning of period	**(24,916)**	(15,455)
Net loss for the period	**(361)**	(212)
Balance, end of period	**(25,277)**	(15,667)

CHAI-NA-TA CORP.

Consolidated Statements of Comprehensive Income
(Unaudited)

in thousands of	Three months ended	
	March 31	March 31
Canadian dollars	**2007**	2006
	$	$
Loss for the period	**(361)**	(212)
Other comprehensive loss		
Change in cumulative translation adjustments as a result of unrealized foreign exchange differences	**29**	-
Comprehensive loss	**(332)**	(212)

CHAI-NA-TA CORP.
Consolidated Statements of Cash Flows
(Unaudited)

in thousands of Canadian dollars	Three months ended	
	March 31 2007	March 31 2006
	$	$
OPERATING ACTIVITIES		
Net loss	**(361)**	(212)
Items included in net loss not affecting cash (Note 11(a))	**3,605**	977
Changes in non-cash operating assets and liabilities (Note 11(b))	**721**	(448)
Changes in non-current cash crop costs	**(684)**	(675)
	3,281	(358)
FINANCING ACTIVITIES		
Bank indebtedness	**(3,460)**	(170)
Repayment of long term debt	**(47)**	(974)
	(3,507)	(1,144)
INVESTING ACTIVITIES		
Proceeds from the disposition of assets held for sale and property, plant and equipment	**-**	1,559
	-	1,559
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1)**	-
NET (DECREASE) INCREASE IN CASH	**(227)**	57
CASH, BEGINNING OF THE PERIOD	**484**	43
CASH, END OF THE PERIOD	**257**	100

Supplemental information Note 11(c)

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1. Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced a loss of $9,460,716 for the year ended December 31, 2006 and a loss of $8,131,069 for the year ended December 31, 2005 due to a low selling price of ginseng and has an accumulated deficit of $25,277,000 as at March 31, 2007. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of significant accounting policies

a)   Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company's annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2006. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2007.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)   Adoption of new accounting standards

In April 2005, the Canadian Institute of Chartered Accountants issued Section 3855, "Financial Instruments - Recognition and Measurement", Section 1530, "Comprehensive Income", Section 3865, "Hedges", Section 3861, "Financial Instruments - Disclosure and Presentation", and Section 3251, "Equity". These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for reporting it and establishes rules for the presentation of equity and changes in equity. The Company adopted the new standards on January 1, 2007 and has classified its foreign exchange contracts as held for trading. There were no adjustments required as a result of the adoption of these new standards. Prior period financial statements are not revised for the adoption of the new standards.

c) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies. Actual results may differ from those estimates.

3. Loss per common share

Loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of the incremental number of shares issuable upon the exercise of stock options.

(in thousands except per share amounts) Three months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
March 31, 2007 **Basic and diluted**	**(361)**	**34,698**	**(0.01)**
March 31, 2006 Basic and diluted - restated	(212)	34,698	(0.01)

At March 31, 2007 there were 388,100 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted loss per share for the three month period ended March 31, 2007 because the effects would have been anti-dilutive.

For the three months ended March 31, 2006, the number of shares used to calculate basic and diluted earnings per share has been restated to include the convertible preferred shares. The number of shares used to calculate basic and diluted earnings per share has been restated to 34,698,000 from 24,299,000.

4. Assets held for sale

Due to the decision to discontinue planting in British Columbia and to improve short-term cash flows, the Company has made available for sale the land and buildings located near Kamloops, British Columbia. This facility is currently used as the head office for the farms operations in British Columbia.

5. Bank indebtedness

The Company has available a $5,000,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.25% per annum. As at March 31, 2007, the Company had drawn $850,000 against the loan. For the three month period ended March 31, 2007, the Company incurred $19,000 of interest which has been included in interest on short-term debt on the statement of operations.

6. Long-term debt

in thousands of		March 31	December 31
Canadian dollars		2007	2006
		$	$
Bank term loan	(a)	130	160
Term loan	(b)	8,091	8,182
Equipment purchase loans	(c)	306	323
		8,527	8,665
Less: current portion		294	299
		8,233	8,366

a) On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 1.5% per annum. The loan is repayable in monthly installments of $10,000 plus interest and is secured by specific property of the Company. As at March 31, 2007, $130,000 is outstanding of which $120,000 will become due within the next twelve months. For the three month period ended March 31, 2007, the Company incurred $2,000 of interest which has been included in interest on long-term debt on the statement of operations.

b) On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company. The Company has fully drawn the loan facility. For the three month period ended March 31, 2007, the Company incurred $165,000 of interest which has been included in interest on long-term debt on the statement of operations.

c) The Company has entered into various equipment purchase loan agreements at interest rates of up to 7.75% per annum. The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company. As at March 31, 2007, $306,000 is outstanding of which $174,000 will become due in the next twelve months.

7. Share capital

In thousands	Number of Shares	Amount
		$
Common Shares		
Balance as at December 31, 2005 and March 31, 2006	34,698	38,246

8. Stock options

Options to purchase 388,100 shares are outstanding and exercisable as at March 31, 2007 as follows:

	Number outstanding	Number exercisable	Exercise price ($ / share)	Contractual life in years
Granted in 2003	388,100	388,100	$ 0.73	1.71

Information regarding the Company's stock options as at March 31, 2007 is summarized as follows:

	Number of shares	Exercise price range ($ / share)
Outstanding as at December 31, 2006	403,300	0.73
Expired	(15,200)	0.73
Outstanding as at March 31, 2007	388,100	0.73
Exercisable as at March 31, 2007	388,100	0.73

9. Commitments, contingencies and guarantees

a) The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of March 31, 2007.

b) The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

10. Financial instruments

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 6(b) and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the three months ended March 31, 2007, the Company recorded a loss of $27,000 as a result of a foreign exchange contract which is included in other income (loss) on the statement of operations. At period-end exchange rates, the Company would receive $11,500 (December 31, 2006 - $38,500) to settle its existing foreign exchange contract which is included in accounts receivable and other assets on the balance sheet.

11. Cash flow information

a) Items included in net loss not affecting cash

in thousands of Canadian dollars	Three months ended	
	March 31 2007	March 31 2006
	$	$
Depreciation and amortization	**5**	5
Loss on disposal of assets held for sale and property, plant and equipment	**-**	5
Cost of ginseng crops sold	**3,634**	1,160
Non-cash realized foreign exchange gains	**(34)**	-
Recovery of income taxes	**-**	(193)
	3,605	977

b) Changes in non-cash operating assets and liabilities

in thousands of Canadian dollars	Three months ended	
	March 31 2007	March 31 2006
	$	$
Accounts receivable and other assets	**147**	(180)
Inventory	**3**	27
Ginseng crops	**(182)**	(278)
Prepaid expenses	**10**	15
Accounts payable and accrued liabilities	**(35)**	(896)
Customer deposits	**778**	864
	721	(448)

12. Segmented information

The Company operates in one industry segment and two geographic regions.

in thousands of Canadian dollars	Three months ended	
	March 31 2007	March 31 2006
Revenue from operations located in:	**$**	$
Canada	**1,517**	218
Far East	**2,242**	1,060
	3,759	1,278
Intersegment revenue from operations located in:	**$**	$
Canada	**1,814**	1,414
Far East	**-**	-
	1,814	1,414
Net loss from operations located in:	**$**	$
Canada	**(330)**	(175)
Far East	**(31)**	(37)
	(361)	(212)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of Canadian dollars	March 31 2007	March 31 2006
Long-lived assets from operations located in:	$	$
Canada	14,807	19,989
Far East	1	1
	14,808	19,990

Major customers:

For the three months ended March 31, 2007, revenue consisted of sales to two major customers which consisted of $2,234,000 from one customer in the Far East Geographic region and $685,000 from one customer in the Canadian geographic region (March 31, 2006 - two customers from the Far East geographic region which accounted for $659,000 and $394,000, respectively, and one customer from the Canadian geographic region which accounted for $140,000).

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2007

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of May 4, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements as at March 31, 2007 and for the three month periods ended March 31, 2007 and 2006 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles. The discussion and analysis should also be read in conjunction with the 2006 annual audited financial statements and MD&A which can be found on the Company's website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world's largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in British Columbia in 2006 and thereafter and expects to close its British Columbia operations after the final harvest in 2008. The Company's wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices increased and buyers were more willing to carry inventory in the first three months of 2007 compared to the first three months of 2006. However, ginseng prices still remain at low levels and the sales of inventory made during the first three months of 2007 were close to the written-down value of the Company's inventory in the fourth quarter of 2006. The Company recorded a gross margin of $91,000 on revenue of $3.8 million for the three months ended March 31, 2007 compared to a gross margin of $78,000 on revenue of $1.3 million for the three months ended March 31, 2006.

As a result of the thin margins on the sales of ginseng, the Company recorded a net loss of $361,000 for the three months ended March 31, 2007. This compares to a loss of $212,000 for the same period in the prior year.

OUTSTANDING SHARE DATA AS AT MAY 4, 2007

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares	21,000,000
Issued and Outstanding	
Common Shares	34,698,157
Preferred Shares	-
Options Outstanding	388,100

RESULTS OF OPERATIONS

Revenue increased to $3.8 million in the first quarter of 2007 from $1.3 million in the first quarter of the previous year. The average selling price was $10.43 per pound in the first three months of 2007 compared to $4.40 in the first three months of 2006. The increase in revenue was due to an increase in the volume of sales, an increase in sales prices and an increase in higher quality roots sold in the first quarter of 2007 compared to 2006.

Cost of goods sold was 98% of sales revenue in the first quarter of 2007, compared to 94% in the previous year period. Gross margin was 2% of sales in the first quarter of 2007 compared to 6% for the same period in 2006. In both 2007 and 2006, sales of inventory in the first three months were made at amounts close to their written-down values thus resulting in a minimal margin on sales.

For the three months ended March 31, 2007, selling, general and administrative expenses decreased 16% to $284,000 compared to $338,000 for the three months ended March 31, 2006. The reduction was due to cost cutting measures implemented by the Company.

Interest on short-term debt decreased to $19,000 in the first quarter of 2007 from $103,000 in the first quarter of 2006. The decrease in interest is primarily due to the increase in cash from sales and customer deposits that the Company received in the first quarter of 2007 compared to the first quarter of 2006. This allowed the Company to reduce its bank indebtedness and thus reduce interest on short-term debt.

Interest on long-term debt increased to $168,000 in the first quarter of 2007 from $37,000 in the first quarter of 2006. The increase in interest on long-term debt is a result of the four year loan facility established with More Growth in the third quarter of 2006 of $8.0 million which was used to fund working capital requirements and to repay the $3.5 million in borrowings that had been established over shorter terms during 2005.

For the three months ended March 31, 2007, the Company incurred a net loss of $361,000, or $0.01 per basic share, compared to a net loss of $212,000, or $0.01 per basic share, for the three months ended March 31, 2006. The net loss is lower in the first quarter of 2006 as a result of the recovery of income taxes of $193,000 recorded during that period.

The Company did not declare any dividends on any class of shares during the three months ended March 31, 2007 or for any period in the previous three fiscal years ended December 31, 2006.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2005 through March 31, 2007. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company's management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue	$ 3,759	315	1,963	2,372	1,278	912	4,485	278
Operating loss	(380)	(5,909)	(524)	(629)	(400)	(3,656)	(5,828)	(1,646)
Net loss	(361)	(6,714)	(2,180)	(355)	(212)	(2,603)	(3,833)	(1,309)
Net loss per share: Basic and diluted	$ (0.01)	(0.19)	(0.06)	(0.01)	(0.01)	(0.07)	(0.11)	(0.04)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The change in the sales pattern in 2005 was mainly due to the strengthening of the Canadian dollar relative to the currencies used by the Company's customers, who deferred purchasing decisions, as well as by the Company's decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales of the 2004 harvest until the price of ginseng stabilized.

The net loss in the fourth quarter of 2006 included a $2.7 million write-down on inventory and a $2.7 million write-down on crop costs. The net loss in the third quarter of 2006 included a $1.8 million valuation allowance against future income tax assets. The net loss in the second quarter of 2006 included a $235,000 write-down on inventory. The

net loss in the fourth quarter of 2005 included a $3.2 million write-down on inventory and a $110,000 write-down of assets held for sale. The net loss in the third quarter of 2005 included a write-down on inventory and crop costs of $5.5 million and a $136,000 write-down of assets held for sale. The net loss in the second quarter of 2005 included a write-down of $1.1 million on inventory.

LIQUIDITY AND CAPITAL RESOURCES

The cash provided by operations was $3.3 million for the three months ended March 31, 2007, compared with $358,000 used by operations for the same period in 2006. The increase in cash provided by operations was primarily due to the increase in sales in the first quarter of the current year compared to the same period in the prior year. The cash provided by operations in the first three months of 2007 was primarily used to reduce the Company's bank indebtedness.

Current and non-current crop cost expenditures before depreciation and interest totalled $866,000 in the first three months of 2006 compared to $953,000 in the first three months of 2006. The decrease in expenditures on crop costs in the current year was a result of cost saving measures enacted by management and fewer total acres under cultivation compared to the prior year.

During the three months ended March 31, 2006, the Company completed the sales of both the corporate head office located in Richmond, British Columbia and land near Walhachin, British Columbia. The proceeds from the disposition of these properties were used to partially repay the term loan from a Canadian chartered bank and to fund current operations.

The Company's cash as at March 31, 2007 was $257,000 compared to a balance of $484,000 at December 31, 2006, a decrease of $227,000. The working capital position of the Company at March 31, 2007 was a surplus of $7.4 million compared to a surplus of $7.5 million at December 31, 2006.

As at March 31, 2007, the Company had received $2.2 million in deposits from customers. These deposits are on orders that management expects will be fulfilled in the second or third quarter of 2007.

As of March 31, 2007, the Company had drawn $850,000 of the available $5.0 million revolving demand operating loan from a Canadian chartered bank. The Company incurred interest of $19,000 on the demand loan for the three months ended March 31, 2007 which has been included in interest on short-term debt on the statement of operations.

On August 18, 2006, the Company accepted a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth to finance the general working capital requirements of the Company and to repay the existing HK$23.2 million (approximately $3.5 million) loan. This loan facility is unsecured and bears interest at

1.7% above the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The Company has fully drawn the loan facility. The Company incurred interest of $165,000 on the loan facility for the three months ended March 31, 2007 which has been included in interest on long-term debt on the statement of operations.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at March 31, 2007, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)

	Payments Due by Period				
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt (1)	$ 8,527,000	$ 294,000	$ 142,000	$ 8,091,000	$ -
Operating leases (2)	225,000	98,000	117,000	10,000	-
Agricultural land leases (3)	657,000	428,000	220,000	9,000	-
Total Contractual Obligations	$ 9,409,000	$ 820,000	$ 479,000	$ 8,110,000	$ -

(1) Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 1.5% per annum, the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 7.75% per annum.

(2) Operating leases comprise of the Company's long-term leases of equipment, office facilities and vehicles.

(3) Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

- The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in

connection with this indemnification and as such no amounts have been accrued as of March 31, 2007;

- The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

- The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HK$54.7 million (approximately $8.0 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company's financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management's best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management's expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company's assumptions reflect management's best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in a materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

RECENT ACCOUNTING PRONOUNCEMENTS

Capital Disclosures

Effective January 1, 2008, the Company will be required to adopt the changes to CICA Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The adoption of these standards is not expected to have a significant impact on the Company's consolidated financial statements.

Financial Instruments - Disclosures

Effective January 1, 2008, the Company will be required to adopt CICA Handbook Section 3862, Financial Instruments - Disclosures. This Section require entities to provide disclosures in their financial statements that enable users to evaluate both the significance of financial instruments for the entity's financial position, and performance

and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The adoption of these standards is not expected to have a significant impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company's revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company's customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company's long-term debt is denominated in United States and Hong Kong dollars. A minor portion of the Company's revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People's Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004. As a result, the Company believes there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company does not believe that there has been a significant impact attributable to this announcement.

On July 21, 2005, the People's Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar. The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies. However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair value of the loans payable to More

Growth is not readily determinable due to the related party nature of the loan when it was agreed upon.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company's revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received when such relationships have not been established. As the Company's significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company's ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company's business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company's revenue comes from buyers who are located outside of Canada and as a result the selling price that the Company can achieve in those markets are exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There are no changes in the Company's internal control over financial reporting that occurred during the current fiscal year that have materially affected, or are reasonable likely to material affect, the Company's internal control over financial reporting. The Company's interim financial statements and management discussion and analysis are approved by the Board of Directors upon the recommendation of the Audit Committee.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvest in 2008.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Form 52-109F2 - Certification of Interim Filings

I, **Wilman Wong, Chief Executive Officer of Chai-Na-Ta Corp**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and interim Filings) of **Chai-Na-Ta Corp.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 4, 2007

"Wilman Wong"
_____
Wilman Wong
Chief Executive Officer
Chai-Na-Ta Corp.

Form 52-109F2 - Certification of Interim Filings

I, **Terry Luck, Chief Financial Officer of Chai-Na-Ta Corp**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers' Annual and interim Filings) of **Chai-Na-Ta Corp.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 4, 2007

"Terry Luck"

_____
Terry Luck
Chief Financial Officer
Chai-Na-Ta Corp.